P.E. 12/31/01

333-85550

02012717

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the months of October, November and December 2001

NORAMPAC INC.

752 Sherbrooke Street West
Montreal, Quebec
Canada H3A 1G1

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________________________.

W/b

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

- a press release issued by the Corporation on January 25, 2002 regarding the results of the Corporation for the year ended December 31, 2001, a copy of which is filed hereto as Exhibit 1 and incorporated herein by reference; and

- the fourth quarterly report of the Corporation (for the period ended December 31, 2001) a copy of which is filed hereto as Exhibit 2 and incorporated herein by reference.

Exhibit Index

Exhibit Number	Document
1	Press release issued by Norampac Inc. on January 25 , 2002
2	Fourth Quarterly Report of Norampac Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORAMPAC INC.

By: /s/ Brigitte Dufour
Brigitte Dufour
Legal Counsel and Assistant Secretary

Date: January 29, 2002

PRESS RELEASE

Norampac Inc.
752 Sherbrooke Street West
Montréal, Québec
Canada
H3A 1G1

Telephone: (514) 282-2635
Facsimile; (514) 282-2650

Norampac

Norampac reports $82 million of net earnings for 2001

Montréal, Québec, January 25, 2002 — Norampac Inc. ("Norampac") reports net earnings of $14 million for the fourth quarter of 2001, compared to $24 million for the same quarter in 2000 . For the year ended December 31, 2001, net earnings amount to $82 million, compared to $100 million for 2000.

Sales for the quarter were $296 million, compared to $283 million for the same period in 2000. The increase in sales for the fourth quarter is mostly attributable to additional volume from the Burnaby, British Columbia primary mill and from the new converting facilities, which together contributed approximately $26 million to the fourth quarter 2001 sales. For the year ended December 31, 2001, sales amounted to $1.2 billion, the same level as the year 2000.

Earnings before financial expenses, taxes, depreciation and amortization (EBITDA) amount to $51 million in the fourth quarter, compared to $61 million for the corresponding period in 2000. For the year ended December 31, 2001, EBITDA reached $223 million compared to $250 million for the year 2000. The reduction in profitability is mostly attributable to lower selling prices of containerboard and corrugated products. During the fourth quarter, market related downtime totaled 43,000 short tons or 11% of the company's primary mill capacity compared to 21 000 short tons for the same quarter in 2000.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer, said: "The fourth quarter was challenging given the unprecedented downtime taken at our primary mills. Nevertheless, we are committed to further reduce our cost and to maintain supply in line with our customer's needs."

Highlights

- Acquisition of a converting facility in New York City, with a capacity of 1 billion square feet annually increasing integration by approximately 4%
- Increased shipments of corrugated products mainly from the new facilities started during the year and the New York City acquisition (Star Corrugated)
- Reduction of net selling price of 7% for containerboard and 3% for corrugated products compared to third quarter of 2001

The fourth quarter 2001 operating earnings were $14 million lower than the third quarter. The reduction is mainly attributable to lower containerboard shipments, lower selling prices and an increase of 26,000 short tons of downtime.

Mr. Lemaire stated: "Norampac's recent acquisitions of converting facilities in 2001 and 2002 are consistent with our strategy to buy high quality facilities which will provide the basis for future growth."

Commenting on the outlook for 2002, Mr. Lemaire added: "I am optimistic that the economy will show improvement in the second half of the year and Norampac is well positioned to take advantage of it ".

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 8th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSE) and Cascades Inc. (symbol: CAS-TSE).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission Filings, including but not limited to its Annual Report in Form 20-F for the year ended December 31, 1999.

-30-

For further information:

Mr. Richard Garneau
Vice President and Chief Financial Officer
Norampac Inc.
(514) 282-2635

Mr. Luciano Ciarciello
Corporate Controller
Norampac Inc.
(514) 282-2687

Consolidated Balance Sheets

(in thousands of Canadian dollars)

Norampac

	As at December 31, 2001 (unaudited)	As at December 31, 2000
Assets		
Current Assets		
Cash and cash equivalents	**12,146**	38,058
Accounts receivable and prepaid expenses	**183,156**	192,351
Inventories	**122,348**	96,250
	317,650	326,659
Property, plant and equipment	**913,658**	794,204
Goodwill	**168,161**	166,135
Other assets	**53,275**	36,529
	1,452,744	1,323,527
Liabilities and shareholders' equity		
Current liabilities		
Excess of outstanding cheques over bank balances	**19,929**	692
Trade accounts payable and accrued liabilities	**161,109**	161,011
Income taxes payable	**18,844**	-
Current portion of long-term debt	**1,529**	901
	201,411	162,604
Long-term debt	**374,853**	351,916
Future income taxes	**133,800**	118,296
Other liabilities	**33,507**	28,888
Shareholders' equity		
Capital stock	**560,000**	560,000
Retained earnings	**144,735**	103,210
Cumulative translation adjustments	**4,438**	(1,387)
	709,173	661,823
	1,452,744	1,323,527

Consolidated Statements of Earnings

(in thousands of Canadian dollars)

Norampac

	For the three month period ended December 31		For the year ended December 31	
	2001	2000	**2001**	2000
	(unaudited)		(unaudited)	
Sales	**296,477**	282,570	**1,188,981**	1,154,029
Cost of delivery	**22,633**	20,178	**87,942**	81,625
Net sales	**273,844**	262,392	**1,101,039**	1,072,404
Cost of goods sold and expenses				
Cost of goods sold	**190,488**	174,602	**753,951**	707,888
Selling and administrative expenses	**32,011**	26,298	**124,272**	114,301
Depreciation and amortization	**19,243**	16,132	**71,101**	63,907
	241,742	217,032	**949,324**	886,096
Operating income	**32,102**	45,360	**151,715**	186,308
Financial expenses	**8,877**	8,738	**33,907**	36,457
	23,225	36,622	**117,808**	149,851
Income tax expense	**9,118**	12,620	**37,063**	52,449
	14,107	24,002	**80,745**	97,402
Share of income of equity-accounted investments	**210**	161	**780**	2,125
Net income for the period	**14,317**	24,163	**81,525**	99,527

Consolidated Statements
of Retained Earnings

(in thousands of Canadian dollars)

Norampac

	For the year ended December 31	
	2001 (unaudited)	2000
Balance, at beginning of year	**103,210**	31,694
Cumulative effect of a change in an accounting policy- Employee future benefits	**-**	(28,011)
Net income for the year	**81,525**	99,527
Dividend paid during the year	**(40,000)**	-
Balance, at end of year	**144,735**	103,210

Consolidated Statements of Cash Flow

(in thousands of Canadian dollars)

Norampac

	For the three month period ended December, 31		For the year ended December, 31	
	2001	2000	**2001**	2000
	(unaudited)		(unaudited)	
Cash flows from:				
Operating activities				
Net income for the period	**14,317**	24,163	**81,525**	99,527
Adjustments for:				
Depreciation and amortization	**19,243**	16,132	**71,101**	63,907
Future income taxes	**2,823**	10,403	**8,642**	44,447
Loss (gain) on disposal of property, plant & equipment	**8**	(146)	**939**	(300)
Share of income of equity-accounted investments	**(210)**	(161)	**(780)**	(2,125)
Other	**(376)**	865	**1,998**	2,549
Cash flow from operating activities	**35,805**	51,256	**163,425**	208,005
Changes in non-cash working capital components	**51,363**	49,259	**13,779**	20,125
	87,168	100,515	**177,204**	228,130
Financing activities				
Change in revolving bank credit facility	**(35,244)**	(29,289)	**(2,001)**	(58,255)
Increase in long-term debt	**-**	549	**-**	549
Repayments of long-term debt	**(89)**	(596)	**(344)**	(1,844)
Change in excess of outstanding cheques over bank balances	**12,525**	(12,360)	**19,237**	(22,612)
Dividend paid	**-**	-	**(40,000)**	-
	(22,808)	(41,696)	**(23,108)**	(82,162)
Investing activities				
Additions to property, plant and equipment, net	**(29,534)**	(34,593)	**(82,619)**	(86,740)
Business acquisitions, net of cash and cash equivalents (note 2)	**(42,394)**	(20,425)	**(93,328)**	(20,425)
Other assets, net	**(1,417)**	(501)	**(4,026)**	(875)
	(73,345)	(55,519)	**(179,973)**	(108,040)
Change in cash and cash equivalents during the period	**(8,985)**	3,300	**(25,877)**	37,928
Translation adjustment with respect to cash and cash equivalents	**(208)**	130	**(35)**	130
Cash and cash equivalents at beginning of period	**21,339**	34,628	**38,058**	-
Cash and cash equivalents at end of period	**12,146**	**38,058**	**12,146**	**38,058**
Supplemental information				
Cash and cash equivalents paid for:				
Interest	**1,235**	1,304	**33,289**	34,683
Income taxes	**1,580**	2,174	**7,812**	8,160
Non cash investing and financing activities				
Capital lease	**5,847**	-	**13,037**	-
Conversion of debt to property, plant and equipment grant	**(697)**	-	**(697)**	-

Segmented information

(in thousands of Canadian dollars)

Norampac

	For the three month period ended December, 31		For the year ended December, 31	
	2001	2000	**2001**	2000
	(unaudited)		(unaudited)	
Sales				
Containerboard	**174,091**	180,861	**747,926**	776,425
Corrugated products	**208,129**	192,276	**831,819**	782,496
Total for reportable segments	**382,220**	373,137	**1,579,745**	1,558,921
Other activities and unallocated amounts	**10,557**	(237)	**30,136**	438
Intersegment sales	**(96,300)**	(90,330)	**(420,900)**	(405,330)
Consolidated Sales	**296,477**	282,570	**1,188,981**	1,154,029
Earnings before financial expenses, income taxes, depreciation and amortization				
Containerboard	**24,752**	38,252	**133,950**	154,301
Corrugated products	**19,688**	17,868	**75,183**	81,345
Total for reportable segments	**44,440**	56,120	**209,133**	235,646
Other activities and unallocated amounts	**6,905**	5,372	**13,683**	14,569
Consolidated earnings before financial expenses, income taxes, depreciation and amortization	**51,345**	61,492	**222,816**	250,215
Depreciation and amortization	**19,243**	16,132	**71,101**	63,907
Consolidated operating income	**32,102**	45,360	**151,715**	186,308
Additions to property, plant and equipment, net				
Containerboard	**18,268**	16,938	**41,133**	38,450
Corrugated products	**15,972**	17,392	**52,367**	47,470
Total for reportable segments	**34,240**	34,330	**93,500**	85,920
Other activities and unallocated amounts	**444**	263	**1,459**	820
Consolidated additions to property, plant and equipment, net	**34,684**	34,593	**94,959**	86,740
Shipments				
Containerboard third party (in short tonnes)	**187,067**	178,237	**721,786**	742,556
Containerboard intersegment (in short tonnes)	**151,962**	123,304	**635,935**	567,246
Corrugated products (in thousands of square feet)	**2,645,810**	2,391,692	**10,482,523**	9,791,775

Notes to interim consolidated financial statements

(in thousands of Canadian dollars)
(unaudited)

Norampac

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Norampac Inc.'s (the Company) financial position as at December 31, 2001 and December 31, 2000 as well as its results of operations and its cash flow for the twelve and three months period ended December 31, 2001 and 2000.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the amortization of goodwill which has been accounted for in accordance with the new recommendations on "Business combinations" and "Goodwill and other intangible assets" issued by the Canadian Institute of Chartered Accountants.

Note 2 Business Acquisition

On April 2, 2001, the company acquired from Crown Packaging Ltd. and 428959 B.C. Ltd (formerly Crown Packaging Holdings Ltd.) all the assets of a containerboard mill and eight paper recovery plants ("Burnaby") located in British Columbia, Alberta and Manitoba for a total cash consideration of $48,818.

On November 12, 2001, the company acquired all the issued and outstanding shares of Star Corrugated Box Co. ("Star") a corrugated products converting plant located in Maspeth, New York, USA, for a total consideration of $ 47,296 (US$ 29,701).

Also, during the 2001 year, the Company acquired from Magnifoam Technology Inc. all the assets of its Polyfab division, located in Ontario, Canada, and from Norseman Allforam Inc. all the assets of its Mexico division, Norseman, S.A. de C.V. ("Other"). Both acquisitions are specialized in protective packaging. Total aggregate cash consideration for these acquisitions was $ 434.

(in thousands of Canadian dollars)

Note 2 Business Acquisition (cont'd)

The above acquisitions have been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the 2001 acquisitions is as follows:

	Burnaby	Star (1)	Other	Total
Net assets acquired (liabilities assumed) :				
Working capital	4,137	8,712	(287)	12,562
Property, plant and equipment	46,779	36,617	566	83,962
Other assets	–	193	155	348
Goodwill	–	9,212	–	9,212
Future Income taxes	–	(5,604)	–	(5,604)
Other liabilities	(2,098)	(1,834)	–	(3,932)
Purchase Price	48,818	47,296	434	96,548
Less:				
Balance of purchase price payable	–	2,932	–	2,932
Cash and cash equivalents acquired	–	288	–	288
Cash paid net of cash and cash equivalents acquired	48,818	44,076	434	93,328

(1) The purchase price allocation for Star has not yet been finalized and is based on the Company's best estimate. Accordingly, the fair values of assets acquired and liabilities assumed could differ from the amounts presented in these interim consolidated financial statements. In addition, the Company has also agreed to pay additional consideration upon the achievement of specific objectives by Star. The achievement of these objectives would result in an increase in the purchase price of Star and would increase the goodwill recorded on the acquisition. The maximum contingent consideration is US$ 3 million.

Note 3 Income taxes

Income tax expense has been reduced by approximately $8.5 million as a result of reductions in statutory enacted income tax rates during the current year.

Note 4 Subsequent event

On January 2, 2002, the Company completed the transfer of its Paper Recovery Division assets, which were acquired on April 12, 2001 from Crown Packaging Ltd., to Metro Waste Paper Recovery Inc. ("Metro Waste") in exchange for an additional 18.5% common shares of Metro Waste. This increases the Company's participation in Metro Waste from 27.5% to 46%.

On January 21, 2002, the Company acquired all the issued and outstanding shares of Star Container Corp. ("Leominster") a corrugated products converting plant located in Leominster, Boston, USA, for a total consideration of approximately US$ 28 million.